Exhibit 99.1

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 PM Eastern Time May 15, 2025) The undersigned Holder of American Depositary Receipts (“Receipts”) of Inventiva S.A. (the “Company”) hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of ordinary shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 14, 2025 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on May 22, 2025. Notes: 1. Please direct the Depositary how to vote by placing an X in the box opposite the resolutions on the reverse side. 2. If no instructions are received, a discretionary proxy will be given to a person designated by the Company. 3. The Board recommends to vote for all resolutions except resolution #33. The Board recommends to vote against resolution #33. Inventiva S.A. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Inventiva S.A. Ordinary & Extraordinary General Meeting of Shareholders For Shareholders of record as of April 14, 2025 Thursday, May 22, 2025 9:00 AM, Local Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, Eastern Time, May 15, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Inventiva S.A. Ordinary & Extraordinary General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	YOUR VOTE		
	Ordinary items			
		FOR	AGAINST	ABSTAIN
1.	Approval of the statutory financial statements for the financial year ended December 31, 2024;	☐	☐	☐
2.	Approval of the consolidated financial statements for the financial year ended December 31, 2024;	☐	☐	☐
3.	Appropriation of profit/loss for the financial year ended December 31, 2024;	☐	☐	☐
4.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;	☐	☐	☐
5.	Approval of the subscription agreement for royalty certificates issued by the Company signed on July 17, 2024 between the Company and Biotechnology Value Fund Partners L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;	☐	☐	☐
6.	Approval of the subscription agreement for new shares and pre-funded warrants issued by the Company signed on October 17, 2024 between the Company and Biotechnology Value Fund Partners L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;	☐	☐	☐
7.	Approval of the transfer of know-how and communication agreement signed on December 11, 2024 between the Company and its Deputy Chief Executive Officer, in accordance with Articles L.225-38 et seq. of the French Commercial Code;	☐	☐	☐
8.	Approval of the subscription agreement for new shares issued by the Company signed on December 13, 2024 between the Company and Samsara BioCapital L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;	☐	☐	☐
9.	Approval of the subscription agreement for pre-funded warrants issued by the Company signed on December 13, 2024 between the Company and Samsara BioCapital L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;	☐	☐	☐
10.	Final approval of the fixed and variable compensation paid or awarded to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors for the financial year ended December 31, 2024 (from December 13, 2024);	☐	☐	☐
11.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chairman of the Board of Directors and Chief Executive Officer until December 13, 2024 and as Chief Executive Officer from December 13, 2024 for the financial year ended December 31, 2024;	☐	☐	☐
12.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer for the financial year ended December 31, 2024;	☐	☐	☐
13.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;	☐	☐	☐
14.	Approval of the compensation policy for Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors;	☐	☐	☐
15.	Approval of the compensation policy for Mr. Frédéric Cren in his capacity as Chief Executive Officer;	☐	☐	☐
16.	Approval of the compensation policy for Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer;	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date

Inventiva S.A. Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 17. Total compensation paid to members of the Board of Directors; #P18# #P18# #P18# 18. Approval of the compensation policy of the Company's directors; #P19# #P19# #P19# 19. Appointment of Ms. Renée Aguiar-Lucander, as Director of the Company; #P20# #P20# #P20# 20. Renewal of the Director's mandate of Mr. Frédéric Cren; #P21# #P21# #P21# 21. Renewal of the Director's mandate of Cell+; #P22# #P22# #P22# 22. Authorization granted to the Board of Directors to buyback the Company's shares; #P23# #P23# #P23# Extraordinary items 23. Authorization to the Board of Directors to reduce the share capital by cancellation of shares; #P25# #P25# #P25# 24. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders' preemptive subscription rights maintained; #P26# #P26# #P26# 25. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders' preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier; #P27# #P27# #P27# 26. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders' preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier; #P28# #P28# #P28# 27. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders' preemptive subscription rights; #P29# #P29# #P29# 28. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in favor of one or more persons specifically designated by the Board of Directors, without shareholders' preemptive subscription rights; #P30# #P30# #P30# 29. Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the U.S. market called "At-the-market" or "ATM", without shareholders' preemptive subscription rights; #P31# #P31# #P31# 30. Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders' preemptive subscription rights; #P32# #P32# #P32# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

Inventiva S.A. Ordinary & Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 31. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company; #P33# #P33# #P33# 32. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind within the limits set by legal and regulatory provisions, excluding the case of a public exchange offer initiated by the Company; #P34# #P34# #P34# 33. Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights; #P35# #P35# #P35# 34. Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums; #P36# #P36# #P36# 35. Decision to be taken in application of article L. 225-248 of the French Commercial Code (shareholders' equity less than half the share capital); #P37# #P37# #P37# 36. Harmonization of the articles of association of the Company with applicable laws and regulations, including some provisions of the French Law no. 2024-537 of June 13, 2024 aimed at increasing business financing and France's attractiveness; #P38# #P38# #P38# On an ordinary basis 37. Power for formalities. #P40# #P40# #P40# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date